SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. )1

                       YOGEN FRUZ WORLD-WIDE INCORPORATED
                                (Name of Issuer)

                       Class A Subordinated Voting Shares
                         (Title of Class of Securities)

                                 (CUSIP Number)

                              Benjamin Raphan, Esq.
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                                 (212) 885-5511
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)

                                 March 18, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (continued on following pages)

                              (Page 1 of 48 Pages)

----------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            SCHEDULE 13D


-------------------------------------------                                                           -----------------------------
CUSIP NO.                                                                                               Page  2  of  48  Pages
-------------------------------------------                                                           -----------------------------

-----------------------------------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Richard E. Smith
-----------------------------------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) |_|
                                                                                                                   (b) |X|

-----------------------------------------------------------------------------------------------------------------------------------
3                    SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
4                    SOURCE OF FUNDS*

                              Not applicable
-----------------------------------------------------------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            |_|



-----------------------------------------------------------------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION

                              United States

-----------------------------------------------------------------------------------------------------------------------------------
                     7        SOLE VOTING POWER

    NUMBER OF                      -0-
      SHARES       ----------------------------------------------------------------------------------------------------------------
   BENEFICIALLY      8        SHARED VOTING POWER+
     OWNED BY
       EACH                        7,671,656  (+ 69,184,271 after giving effect to multiple votes of multiple voting shares)
    REPORTING      ----------------------------------------------------------------------------------------------------------------
      PERSON         9         SOLE DISPOSITIVE POWER
       WITH
                                   -0-
                   ----------------------------------------------------------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER

                                   7,671,656

-----------------------------------------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              7,778,405
-----------------------------------------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  |_|



-----------------------------------------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              17.5%  (60.7%  for  voting  purposes  after  giving effect to all multiple voting shares outstanding)

-----------------------------------------------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON*

                              IN

-----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 2 of 48 Pages

                                                            SCHEDULE 13D

-------------------------------------------                                                           -----------------------------
CUSIP NO.                                                                                               Page  3  of  48  Pages
-------------------------------------------                                                           -----------------------------
-----------------------------------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              David M. Smith
-----------------------------------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) |_|
                                                                                                                   (b) |X|

-----------------------------------------------------------------------------------------------------------------------------------
3                    SEC USE ONLY



-----------------------------------------------------------------------------------------------------------------------------------
4                    SOURCE OF FUNDS*

                              Not applicable

-----------------------------------------------------------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            |_|


-----------------------------------------------------------------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION

                              United States

-----------------------------------------------------------------------------------------------------------------------------------
                     7         SOLE VOTING POWER

    NUMBER OF                      -0-
      SHARES       ----------------------------------------------------------------------------------------------------------------
   BENEFICIALLY      8         SHARED VOTING POWER+
     OWNED BY
       EACH                        7,671,656 (+ 69,184,271 after giving effect to multiple votes of multiple voting shares)
    REPORTING
      PERSON       ----------------------------------------------------------------------------------------------------------------
       WITH          9         SOLE DISPOSITIVE POWER

                                   -0-
                   ----------------------------------------------------------------------------------------------------------------
                     1         SHARED DISPOSITIVE POWER
                     0
                                   7,671,656

-----------------------------------------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              7,778,405
-----------------------------------------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             |_|



-----------------------------------------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              17.5%  (60.7%  for  voting  purposes  after  giving effect to all multiple voting shares outstanding)

-----------------------------------------------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON*

                              IN

-----------------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 3 of 48 Pages

                                                            SCHEDULE 13D


-------------------------------------------                                                           -----------------------------
CUSIP NO.                                                                                               Page  4  of  48  Pages
-------------------------------------------                                                           -----------------------------
-----------------------------------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              David Stein
-----------------------------------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) |_|
                                                                                                                   (b) |X|

-----------------------------------------------------------------------------------------------------------------------------------
3                    SEC USE ONLY



-----------------------------------------------------------------------------------------------------------------------------------
4                    SOURCE OF FUNDS*

                              Not applicable
-----------------------------------------------------------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            |_|



-----------------------------------------------------------------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION

                              United States

-----------------------------------------------------------------------------------------------------------------------------------
                     7         SOLE VOTING POWER

    NUMBER OF                      - 0 -
      SHARES       ----------------------------------------------------------------------------------------------------------------
   BENEFICIALLY      8         SHARED VOTING POWER+
     OWNED BY
       EACH                        7,671,656 (+ 69,184,271 after giving effect to multiple votes of multiple voting shares)
    REPORTING
      PERSON       ----------------------------------------------------------------------------------------------------------------
       WITH          9         SOLE DISPOSITIVE POWER

                                   - 0 -
                   ----------------------------------------------------------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER

                                   7,671,656

-----------------------------------------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              7,778,405
-----------------------------------------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              |_|


-----------------------------------------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              17.5% (60.7% for voting purposes after giving effect to all multiple voting shares outstanding)

-----------------------------------------------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON*

                              IN

-----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 4 of 48 Pages

                                                            SCHEDULE 13D


-------------------------------------------                                                           -----------------------------
CUSIP NO.                                                                                               Page  5  of  48  Pages
-------------------------------------------                                                           -----------------------------
-----------------------------------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Michael Serruya
-----------------------------------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) |_|
                                                                                                                   (b) |X|

-----------------------------------------------------------------------------------------------------------------------------------
3                    SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
4                    SOURCE OF FUNDS*

                              Not applicable
-----------------------------------------------------------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            |_|


-----------------------------------------------------------------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION

                              Canada

-----------------------------------------------------------------------------------------------------------------------------------
                     7         SOLE VOTING POWER

    NUMBER OF                           56,000
      SHARES       ----------------------------------------------------------------------------------------------------------------
   BENEFICIALLY      8         SHARED VOTING POWER+
     OWNED BY
       EACH                             7,671,656 (+ 69,184,271 after giving effect to multiple votes of multiple voting shares)
    REPORTING
      PERSON       ----------------------------------------------------------------------------------------------------------------
       WITH          9         SOLE DISPOSITIVE POWER

                                        56,000
                   ----------------------------------------------------------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER

                                        7,671,656

-----------------------------------------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              7,778,405
-----------------------------------------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             |_|


-----------------------------------------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              17.5%  (60.7% for  voting  purposes  after  giving effect to all multiple voting shares outstanding)

-----------------------------------------------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON*

                              IN

-----------------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 5 of 48 Pages

                                                            SCHEDULE 13D

-------------------------------------------                                                           -----------------------------
CUSIP NO.                                                                                               Page  6  of  48  Pages
-------------------------------------------                                                           -----------------------------
-----------------------------------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Aaron Serruya
-----------------------------------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) |_|
                                                                                                                   (b) |X|

-----------------------------------------------------------------------------------------------------------------------------------
3                    SEC USE ONLY



-----------------------------------------------------------------------------------------------------------------------------------
4                    SOURCE OF FUNDS*

                              Not applicable
-----------------------------------------------------------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            |_|


-----------------------------------------------------------------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION

                              Canada

-----------------------------------------------------------------------------------------------------------------------------------
                     7         SOLE VOTING POWER

    NUMBER OF                           50,749
      SHARES       ----------------------------------------------------------------------------------------------------------------
   BENEFICIALLY      8         SHARED VOTING POWER+
     OWNED BY
       EACH
    REPORTING                           7,671,656 (+ 69,184,271 after giving effect to multiple votes of multiple voting shares)
      PERSON       ----------------------------------------------------------------------------------------------------------------
       WITH          9         SOLE DISPOSITIVE POWER

                                        50,749
                   ----------------------------------------------------------------------------------------------------------------
                     10         SHARED DISPOSITIVE POWER

                                        7,671,656

-----------------------------------------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              7,778,405
-----------------------------------------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             |_|



-----------------------------------------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              17.5% (60.7% for voting purposes after giving effect to all multiple voting shares outstanding)

-----------------------------------------------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON*

                              IN

-----------------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 6 of 48 Pages

                                                            SCHEDULE 13D


-------------------------------------------                                                           -----------------------------
CUSIP NO.                                                                                               Page  7  of  48  Pages
-------------------------------------------                                                           -----------------------------

-----------------------------------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              The Serruya Family Trust
-----------------------------------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a) |_|
                                                                                                                        (b)  |X|

-----------------------------------------------------------------------------------------------------------------------------------
3                    SEC USE ONLY



-----------------------------------------------------------------------------------------------------------------------------------
4                    SOURCE OF FUNDS*

                              Not Applicable

-----------------------------------------------------------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            |_|



-----------------------------------------------------------------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION

                              Ontario, Canada
-----------------------------------------------------------------------------------------------------------------------------------
                     7         SOLE VOTING POWER

    NUMBER OF                           -0-
      SHARES       ----------------------------------------------------------------------------------------------------------------
   BENEFICIALLY      8         SHARED VOTING POWER+
     OWNED BY
       EACH                             7,671,656 (+ 69,184,271 after giving effect to multiple votes of multiple voting shares)
    REPORTING
      PERSON       ----------------------------------------------------------------------------------------------------------------
       WITH          9         SOLE DISPOSITIVE POWER

                                        -0-

                   ----------------------------------------------------------------------------------------------------------------
                     1         SHARED DISPOSITIVE POWER
                     0
                                      7,671,656

-----------------------------------------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              7,778,405

-----------------------------------------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             |_|



-----------------------------------------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              17.5% (60.7% for voting purposes after giving effect to all multiple voting shares outstanding)

-----------------------------------------------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON*

                              OO

-----------------------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 7 of 48 Pages

                                                            SCHEDULE 13D


-------------------------------------------                                                           -----------------------------
CUSIP NO.                                                                                               Page  8  of  48  Pages
-------------------------------------------                                                           -----------------------------

-----------------------------------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              1082272 Ontario, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) |_|
                                                                                                                   (b) |X|

-----------------------------------------------------------------------------------------------------------------------------------
3                    SEC USE ONLY



-----------------------------------------------------------------------------------------------------------------------------------
4                    SOURCE OF FUNDS*

                              Not Applicable

-----------------------------------------------------------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           |_|



-----------------------------------------------------------------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION

                              Ontario, Canada
-----------------------------------------------------------------------------------------------------------------------------------
                     7         SOLE VOTING POWER

    NUMBER OF                           -0-
      SHARES       ----------------------------------------------------------------------------------------------------------------
   BENEFICIALLY      8         SHARED VOTING POWER+
     OWNED BY
       EACH                             7,671,656 (+ 69,184,271 after giving effect to multiple votes of multiple voting shares)
    REPORTING
      PERSON       ----------------------------------------------------------------------------------------------------------------
       WITH          9         SOLE DISPOSITIVE POWER

                                        -0-

                   ----------------------------------------------------------------------------------------------------------------
                     1         SHARED DISPOSITIVE POWER
                     0
                                      7,671,656

-----------------------------------------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              7,778,405

-----------------------------------------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                             |_|



-----------------------------------------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              17.5% (60.7% for voting purposes after giving effect to all multiple voting shares outstanding)

-----------------------------------------------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON*

                              CO

-----------------------------------------------------------------------------------------------------------------------------------


                                                *SEE INSTRUCTIONS BEFORE FILLING OUT!

  INCLUDE  BOTH  SIDES OF THE  COVER  PAGE,  RESPONSES  TO ITEM  1-7  (INCLUDING
EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 8 of 48 Pages

Item 1.  Security and Issuer.

     This statement relates only to holdings of certain Reporting Persons (as defined below) with respect to the Class A Subordinated Voting Shares ("Class A Stock") issued by Yogen Fruz World-Wide Incorporated, a corporation organized under the laws of Nova Scotia, Canada (the "Company"), whose principal executive offices are located at 8300 Woodbine Avenue, Markham, Ontario, Canada L3R 9Y7.

On March 18, 1998, Integrated Brands Inc., a New Jersey corporation ("Integrated"), became a subsidiary of the Company pursuant to the merger of Yogen Fruz Acquisition Corp. a wholly owned subsidiary of the Company, with and into Integrated (the "Merger"). Pursuant to the Merger the Company effected a capital reorganization creating the Class A Stock, each share of which is entitled to one vote on all matters submitted to its stockholders and a Class B multiple voting security (the "Class B Stock"), each share of which is entitled to ten votes on all matters submitted to its stockholders. Both classes of the Company's stock vote together. The Class B Stock is convertible at any time into Class A Stock, on a share for share basis.

Pursuant to the terms of the Merger Richard E. Smith, David M. Smith and David
J. Stein, the former principal stockholders and/or officers and directors of Integrated (the "Integrated Principal Shareholders"), converted each of the issued and outstanding shares of the Class A Common Stock of Integrated owned by each of them into .557266 shares of Class B Stock of the Company; The Serruya Family Trust, a trust for the benefit of Michael and Aaron Serruya and 1082272 Ontario, Inc., a corporation wholly owned by the Serruya Family Trust (the "Yogen Fruz Principal Shareholders"), converted each of the issued and outstanding shares of the common stock of the Company owned by each of them into one share of Class B Stock of the Company; except that Michael and Aaron Serruya converted each of the issued and outstanding shares of the common stock of the Company owned by their respective retirement accounts into 1.05 shares of Class A Stock.

In addition, pursuant to the Merger, each of David Smith and David J. Stein converted options to purchase shares of Class A Common Stock of Integrated owned by each of them into options to purchase .557266 shares of Class B Stock and Richard and David Smith were granted options to purchase shares of Class A Stock.

Item 2.  Identity and Background.

(a) Pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Richard E. Smith, David M. Smith, David J. Stein, Michael Serruya, Aaron Serruya, The

                               Page 9 of 48 Pages

Serruya Family Trust and 1082272 Ontario, Inc. (collectively, referred to herein as the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Exchange Act, pursuant to their execution of a Board Representation Agreement (as hereinafter defined) in connection with the Merger.

(b) - (c)

This statement is filed by (i) Richard E. Smith, Co-Chairman of the Board, Co-President, Co-Chief Executive Officer and a director of the Company, (ii) David M. Smith, an Executive Vice President and a director of the Company, (iii) David J. Stein, an Executive Vice President and a director of the Company, (iv) Michael Serruya, Co-Chairman of the Board, Co-President, Co-Chief Executive Officer and a director of the Company, (v) Aaron Serruya, an Executive Vice President, Secretary and a director of the Company, (vi) The Serruya Family Trust, a trust organized under the laws of Ontario, Canada, and (vii) 1082272 Ontario, Inc., a corporation organized under the laws of Ontario, Canada, which is wholly owned by the Serruya Family Trust. The address of Messrs. Richard E. Smith, David M. Smith and David J. Stein is 4175 Veterans Highway, Ronkonkoma, New York 11779. The address of Messrs. Michael Serruya, Aaron Serruya, The Serruya Family Trust and 1082272 Ontario, Inc. is 8300 Woodbine Avenue, Markham, Ontario, Canada L3R 9Y7.

(d) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) To the best knowledge of the Reporting Persons, none of the Reporting Persons has, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Messrs. Richard Smith, David Smith and David Stein are citizens of the United States of America, and Messrs. Michael Serruya and Aaron Serruya are citizens of Canada.


Item 3.  Source and Amount of Funds or other Consideration.

As described in Item 1 of this Statement, the securities described herein were acquired as a result of the Merger. No additional consideration was given in exchange for any securities of the Company described herein.

                               Page 10 of 48 Pages

Item 4.  Purpose of Transaction.

The purpose of the acquisition of shares of stock of the Company by each of the Reporting Persons is for investment. Depending on market conditions and other factors that each of the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may seek to make purchases of Class A Stock , or other securities of the Company convertible into Class A Stock, or may seek to dispose of all or a portion of the Class A Stock, or other securities of the Company convertible into Class A Stock, that each now owns or hereafter may acquire, subject to restrictions on transfer under the securities laws and the Board Representation Agreement (a copy of which is attached hereto as Exhibit 2, the "Board Representation Agreement"), and the Trust Agreement (a copy of which is attached hereto as Exhibit 3, the "Trust Agreement").

Each of the Reporting Persons has entered into the Board Representation Agreement with Yogen Fruz World-Wide Inc. and Integrated in which the Reporting Persons agreed, among other things, to support each other's nominees to the Board of Directors of the Company and to refrain from disposing of certain shares of stock of the Company owned by them, except as provided therein.

The Company, through its officers and directors, is continually considering potential business opportunities which could be considered to be a transaction under Paragraph (b) of item 4 of Schedule 13D and, except as set forth above, and except as same involves Company operations and their other activities as directors and officers of the Company, the Reporting Persons have no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (c) through (j) of Item 4 of Schedule 13D. The Reporting Persons may review or reconsider their position with respect to the Company or to formulate plans or proposals with respect to any such matter, but have no present intention of doing so.


Item 5.  Interest in Securities of the Issuer.

(a) - (b)

According to information provided to the Reporting Persons by the Company, there were, as of March 18, 1998, 35,018,248 shares of Class A Stock of the Company issued and outstanding; and 7,783,809 shares of Class B Stock of the Company issued and outstanding. The Reporting Persons would be entitled to 69,291,020 votes, assuming exercise of all of their options, or 60.7% of the issued and outstanding votes of all shares voting of the Company as of March 18, 1998.

                               Page 11 of 48 Pages

Richard E. Smith

Mr. Smith beneficially owns 7,671,656 shares of Class A Stock, consisting of 1,419,467 shares of Class B Stock and options to purchase 400,000 shares of Class A Stock for an aggregate of 1,819,467 shares which are owned by him individually, and 5,852,189 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Reporting Persons, comprising 17.5% of the issued and outstanding shares of Class A Stock; and for voting purposes 60.7% of Class A Stock.

Mr. Smith has the sole power to vote and dispose of none of such securities and has the shared power to vote and dispose of all of such securities.

David M. Smith

Mr. Smith beneficially owns 7,671,656 shares of Class A Stock, consisting of 288,106 shares of Class B Stock, options to purchase 174,548 shares of Class B Stock and options to purchase 436,921 shares of Class A Stock for an aggregate of 899,575 shares which are owned by him individually, and 6,772,081 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Reporting Persons, comprising 17.5% of the issued and outstanding shares of Class A Stock; and for voting purposes 60.7% of Class A Stock.

Mr. Smith has the sole power to vote and dispose of none of such securities and has the shared power to vote and dispose of all of such securities.

David J. Stein

Mr. Stein beneficially owns 7,671,656 shares of Class A Stock, consisting of 45,138 shares of Class B Stock and options to purchase 174,144 shares of Class B Stock for an aggregate of 219,282 shares which are owned by him individually, and 7,452,374 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Reporting Persons, comprising 17.5% of the issued and outstanding shares of Class A Stock; and for voting purposes 60.7% of Class A Stock.

Mr. Stein has the sole power to vote and dispose of none of such securities and has the shared power to vote and dispose of all of such securities.

Michael Serruya

Mr. Serruya beneficially owns 7,727,656 shares of Class A Stock, of which 56,000 shares of Class A Stock are owned by his retirement account, and 7,671,656 shares of Class A Stock (including those shares convertible from Class B Stock) which are

                               Page 12 of 48 Pages
owned by the other Reporting Persons, comprising 17.5% of the issued and outstanding shares of Class Stock; and for voting purposes 60.7% of Class A Stock.

Mr. Serruya has the sole power to vote and dispose of 56,000 shares and shared power to vote and dispose of 7,671,656 shares of the Class A Stock.

Aaron Serruya

Mr. Serruya beneficially owns 7,722,405 shares of Class A Stock, of which 50,749 shares of Class A Stock are owned by his retirement account, and 7,671,656 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Reporting Persons, comprising 17.5% of the issued and outstanding shares of Class A Stock; and for voting purposes 60.7% of Class A Stock.

Mr. Serruya has the sole power to vote and dispose of 50,749 shares and shared power to vote and dispose of 7,671,656 shares of the Class A Stock.

1082272 Ontario, Inc. and The Serruya Family Trust

1082272 Ontario, Inc., of which The Serruya Family Trust is the sole shareholder, and the Serruya Family Trust, collectively, beneficially own 7,671,656 shares of Class A Stock of which 4,733,332 shares of Class B Stock are owned by them for the benefit of Michael Serruya and Aaron Serruya and 2,938,324 shares of Class A Stock (including those shares convertible from Class B Stock) which are owned by the other Reporting Persons, comprising 17.5% of the issued and outstanding shares of Class A Stock; and for voting purposes 60.7% of Class A Stock.

1082272 Ontario, Inc. and the Serruya Family Trust have the sole power to vote and dispose of none of such securities and have the shared power to vote and dispose of all of such securities.

Class B Stock

There were 7,464,949 shares of the Class B Stock issued and outstanding as of March 18, 1998. The Class B Stock is convertible into the Class A Stock on a share for share basis. Each share of Class B Stock is entitled to 10 votes and each share of Class A Stock is entitled to 1 vote. The Class A Stock and the Class B Stock vote together on all matters that come before the shareholders.

The Reporting Persons beneficially own 6,834,735 shares of Class B Stock, of which 1,419,467 shares are owned individually by Richard E. Smith, 288,106 shares are owned individually by David M. Smith, 45,138 shares are owned individually by David M. Stein, 4,733,332 shares are owned by 1092272 Ontario, Inc. and the

                               Page 13 of 48 Pages

Serruya Family Trust, 174,548 options to purchase shares of Class B Stock are owned individually by David M. Smith and 174,144 options to purchase shares of Class B Stock are owned individually by David M. Stein. Because the Class B Stock is entitled to ten votes for each share held, the percentage of votes to be cast at a meeting of stockholders of the Company is much greater than the percentage of outstanding securities owned by them. The Reporting Persons would be entitled to 69,345,060 votes, assuming exercise of all of their options, or 60.7% of the votes of all shares voting of the Company as of March 18, 1998.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

Except for the Joint Filing Agreement, the Board Representation Agreement and the Trust Agreement attached hereto as Exhibits 1, 2 and 3, respectively, and the outstanding stock options described herein, there are no contracts, arrangements, understandings or relationships with the Reporting Persons or any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

                               Page 14 of 48 Pages

Item 7.  Materials to be filed as Exhibits.

Exhibit 1 Joint Filing Agreement between each of the Reporting Persons dated as of March 18, 1997.

Exhibit 2 Board Representation Agreement made the 13th day of October, 1997, as amended and restated by agreement dated as of January 15, 1998, among INTEGRATED BRANDS INC., a company incorporated under the laws of the State of New Jersey ("Integrated Brands") and YOGEN FRUZ WORLD-WIDE INC., a corporation amalgamated under the laws of the Province of Ontario ("Yogen Fruz"), and RICHARD E. SMITH, DAVID SMITH and DAVID STEIN, each of the State of New York (the "Integrated Brands Principal Shareholders"), and MICHAEL SERRUYA AND AARON SERRUYA, each of the Province of Ontario, and 1082272 ONTARIO INC., a corporation incorporated under the laws of the Province of Ontario ("1082272"), and THE SERRUYA FAMILY TRUST, a trust organized under the laws of the Province of Ontario (the "Serruya Family Trust")

Exhibit 3 Trust Agreement made as of the 18th day of March, 1998 by and among Richard E. Smith, David Smith, David Stein, michael Serruya and Aaron Serruya, 1082272 Ontario Inc., The Serruya Family Trust, Yogen Fruz World-Wide Incorporated and The Chase Manhattan Bank.

                               Page 15 of 48 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATE: March 27, 1998


                                        /s/ Richard E. Smith
                                        ----------------------------------
                                        Richard E. Smith


                                        /s/ David M. Smith
                                        ----------------------------------
                                        David M. Smith


                                        /s/ David J. Stein
                                        ----------------------------------
                                        David J. Stein


                                        /s/ Michael Serruya
                                        ----------------------------------
                                        Michael Serruya


                                        /s/ Aaron Serruya
                                        ----------------------------------
                                        Aaron Serruya




                                        THE SERRUYA FAMILY TRUST


                                        By: /s/ Sam Serruya
                                            ------------------------------
                                            Name:  Sam Serruya
                                            Title: Trustee

                                        By: /s/ Steve Troster
                                            ------------------------------
                                            Name:  Steve Troster
                                            Title: Trustee




                                        1082272 ONTARIO, INC.


                                        By: /s/ Michael Serruya
                                            ------------------------------
                                            Name:  Michael Serruya
                                            Title: President

                               Page 16 of 48 Pages

                                  Exhibit Index

Sequential
Exhibit No.                        Description                          Page No.

 1        Joint Filing Agreement between each of the Reporting Persons     18
          dated as of March 18, 1997.

 2        Board Representation Agreement made the 13th day of October,     19
          1997, as amended and restated by agreement dated as of January 15, 1998, among INTEGRATED BRANDS INC., a company incorporated under the laws of the State of New Jersey
          ("Integrated Brands") and YOGEN FRUZ WORLD-WIDE INC., a corporation amalgamated under the laws of the Province of Ontario ("Yogen Fruz"), and RICHARD E. SMITH, DAVID SMITH and DAVID STEIN, each of the State of New York (the
          "Integrated Brands Principal Shareholders"), and MICHAEL
          SERRUYA AND AARON SERRUYA, each of the Province of Ontario, and 1082272 ONTARIO INC., a corporation incorporated under the laws of the Province of Ontario ("1082272"), and THE
          SERRUYA FAMILY TRUST, a trust organized under the laws of the Province of Ontario (the "Serruya Family Trust").

 3        Trust Agreement made as of the 18th day of March 1998 by and     41
          among Richard E. Smith, David Smith, David Stein, Michael
          Serruya and Aaron Serruya, 1082272 Ontario Inc., The Serruya
          Family Trust, Yogen Fruz World-Wide Incorporated and The
          Chase Manhattan Bank.

                               Page 17 of 48 Pages

                                    EXHIBIT 1

     The undersigned hereby agree, pursuant to Rule 13d-1(f)(1) to file a joint statement on Schedule 13D and amendments thereto pertaining to their ownership of Shares of Yogen Fruz World-Wide Incorporated.

     This agreement may be terminated for any reason by any party hereto immediately upon the personal delivery or facsimile transmission of notice to that effect to the other parties hereto.

     This agreement may be executed in counterparts and all so executed shall constitute one agreement.

Date: March 27, 1998
                                        /s/ Richard E. Smith
                                        --------------------------------
                                        Richard E. Smith


                                        /s/ David M. Smith
                                        --------------------------------
                                        David M. Smith


                                        /s/ David J. Stein
                                        --------------------------------
                                        David J. Stein


                                        /s/ Michael Serruya
                                        --------------------------------
                                        Michael Serruya


                                        /s/ Aaron Serruya
                                        --------------------------------
                                        Aaron Serruya




                                        THE SERRUYA FAMILY TRUST


                                        By: /s/ Sam Serruya
                                            ----------------------------
                                            Name:  Sam Serruya
                                            Title: Trustee

                                        By: /s/ Steve Troster
                                            ----------------------------
                                            Name:  Steve Troster
                                            Title: Trustee




                                        1082272 ONTARIO, INC.


                                        By: /s/ Michael Serruya
                                            ----------------------------
                                            Name:  Michael Serruya
                                            Title:

                               Page 18 of 48 Pages

                                    EXHIBIT 2

                         BOARD REPRESENTATION AGREEMENT

          AGREEMENT made the 13th day of October, 1997

A M O N G:

          INTEGRATED BRANDS INC., a company incorporated under the laws of the State of New Jersey

                              ("Integrated Brands")

                                     - and -

          YOGEN FRUZ WORLD-WIDE INC., a corporation amalgamated under the laws of the Province of Ontario

                                 ("Yogen Fruz")

                                     - and -

          RICHARD E. SMITH, DAVID SMITH and DAVID STEIN, each of the State of New York

                (the "Integrated Brands Principal Shareholders")

                                     - and -

          MICHAEL SERRUYA AND AARON SERRUYA, each of the Province of Ontario

                                     - and -

          1082272 ONTARIO INC., a corporation incorporated under the laws of the Province of Ontario

                                   ("1082272")

                                     - and -

          THE SERRUYA FAMILY TRUST, a trust organized under the laws of the Province of Ontario

                          (the "Serruya Family Trust")

     (Michael Serruya, Aaron Serruya, 1082272 and the Serruya Family Trust are sometimes hereinafter collectively referred to as the "Yogen Fruz Principal Shareholders." The Yogen

                               Page 19 of 48 Pages

Fruz Principal Shareholders and the Integrated Brands Principal Shareholders are sometimes hereinafter collectively referred to as the "Principal Shareholders".)

RECITALS:

1.   Yogen  Fruz  has  agreed  to   complete  a  capital   reorganization   (the
     "Reorganization") after which (i) its outstanding share capital will consist of 200,000,000 multiple voting shares having 10 votes per share ("Multiple Voting Shares") and 200,000,000 subordinate voting shares having 1 vote per share ("Subordinate Voting Shares"); and (ii) Yogen Fruz has agreed to continue from Ontario to Nova Scotia. As part of the Reorganization, stockholders of Yogen Fruz will have the right to elect to receive either (i) one Multiple Voting Share or (ii) 1.05 Subordinate Voting Shares for each Common Share of Yogen Fruz outstanding immediately prior to the Merger.

2. 1082272 and The Serruya Family Trust own common shares of Yogen Fruz (i) for the benefit of Michael Serruya and Aaron Serruya, which in the Reorganization shall be changed into an aggregate of 4,733,332 Multiple Voting Shares, and (ii) for the benefit of Simon Serruya, which in the Reorganization shall be changed into an aggregate of 2,394,830 Subordinate Voting Shares (the "Simon Serruya Shares"). Notwithstanding anything to the contrary in this Agreement, after the Merger (as defined herein) the Simon Serruya Shares may be sold free of the restrictions on disposition set forth in Section 3.5 of this Agreement, provided however, that until the Simon Serruya Shares are sold they shall be voted in accordance with the terms of this Agreement.

3. Yogen Fruz and Integrated Brands have agreed to enter into a merger agreement of even date herewith (the "Merger Agreement"), pursuant to which a wholly-owned subsidiary of Yogen Fruz will merge with Integrated Brands and shareholders of Integrated Brands will have the right to receive either
     (i) 0.557266 Multiple Voting Shares for each share of Class A Common Stock of Integrated Brands or (ii) 0.585129 Subordinate Voting Shares for each share of Class A Common Stock of Integrated Brands (the "Merger").

4. Pursuant to the Merger, the Integrated Brands Principal Shareholders will receive an aggregate of 1,752,713 Multiple Voting Shares in exchange for their shares of Class A Common Stock of Integrated Brands.

5. As a result, after completion of the Merger, the Yogen Fruz Principal Shareholders and the Integrated Brands Principal Shareholders will be significant shareholders of Yogen Fruz.

6. It is a condition of the execution of the Merger Agreement that this Agreement be entered into by the parties hereto.

     IN CONSIDERATION of the sum of $1.00 now paid by each party hereto to the other, the entering into of the Merger Agreement, the premises and other good and valuable consideration, the receipt and sufficiency of which are acknowledged by each party hereto, the parties hereto covenant and agree as follows:

                               Page 20 of 48 Pages

                                    ARTICLE 1

                                 INTERPRETATION

1.1  Definitions

     In this Agreement, unless the subject matter or context is inconsistent therewith:

     "Affiliate" when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person and a Person shall be deemed to be controlled by another Person if controlled in any manner whatsoever that results in control in fact by that other Person (or that other Person and any Person or Persons with whom that other Person is acting jointly or in concert) whether directly or indirectly and whether through share ownership, a trust, a contract or otherwise;

     "Agreement" means this Board Representation Agreement as the same may be supplemented, amended, restated or replaced from time to time;

     "Associate", when used to indicate a relationship with a specified Person, means

     (a) any trust or other estate in which such specified Person has a 10% or greater beneficial interest; or

     (b) any relative of such specified Person who has the same home as such specified Person or any Person to whom such specified Person is married or with whom such specified Person is living in a conjugal relationship outside marriage or any relative of such spouse or other Person who has the same home as such specified Person;

     "Business Day" means any day of the week other than a Saturday, Sunday or statutory or civic holiday observed in Toronto, Ontario;

     "Convertible Security" means a security of Yogen Fruz or Integrated Brands, as the context requires, convertible or exercisable into or exchangeable for one or more Voting Securities of Yogen Fruz or Integrated Brands including options and purchase warrants;

     "Disposition" includes any sale, transfer, assignment, gift (if accepted) or other disposition of, or the creation or the coming into existence of any Encumbrance on an asset, and "dispose of" shall have a corresponding meaning;

     "Encumbrance" means any encumbrance of any kind whatever and includes a security interest, mortgage, lien, pledge, hypothecation, assignment, charge, trust or deemed trust (whether contractual, statutory or otherwise arising), adverse claim or any other right, option or claim of others of any kind whatever affecting an asset and any restrictive covenant or other agreement, restriction or limitation (registered or unregistered) on the disposition of an asset;

                               Page 21 of 48 Pages

     "Person" shall be broadly interpreted and includes an individual, body corporate, partnership, joint venture, trust, unincorporated organization, the Crown or any agency or instrumentality thereof or any other entity recognized by law;

     "Related Person" means:

     (a)  with respect to 1082272 or The Serruya Family Trust:

          (i)   each 1082272 Principal;

          (ii)  each Affiliate of a 1082272 Principal;

          (iii) each Associate of a 1082272 Principal;

          (iv) each trust in which a 1082272 Principal, his spouse or children has, either individually or collectively, a 10% or greater actual or contingent beneficial interest; and

          (v)   each Affiliate of 1082272 and The Serruya Family Trust; and

     (b)  with respect to each Integrated Brands Principal Shareholder:

          (i)   each Affiliate of such shareholder;

          (ii)  each Associate of such shareholder;

          (iii) each trust in which such shareholder, his spouse or his children has, either individually or collectively, a 10% or greater actual or contingent beneficial interest; and

          (iv)  David Smith, Susan Smith, Richard Smith and/or David Stein.

     "Rights" means any options, rights, warrants or subscription privileges issued or granted by Yogen Fruz or Integrated Brands, as the context requires, (whether or not currently exercisable or exercisable on conditions) to purchase Voting Securities or Convertible Securities;

     "1082272 Principal" means each of Michael Serruya and Aaron Serruya;

     "Securities Act (Ontario)" means the Securities Act, R.S.O. 1990, c. S.5, as amended and the regulations thereunder, and unless otherwise specified, means such act as the same may be hereafter amended or restated and any successor legislation of comparable effect;

     "Voting Security" means the Multiple Voting Shares and the Subordinate Voting Shares of Yogen Fruz or the Class A Common Stock of Integrated Brands.

                               Page 22 of 48 Pages

1.2  Beneficial Ownership

     A Person shall be deemed to have "Beneficial Ownership" of and to "Beneficially Own" any Voting Securities, Convertible Securities and
     Rights:

     (a) as to which such Person or any of its Affiliates or Associates (or Persons acting jointly or in concert with any of them) is or may be deemed to be the direct or indirect beneficial owner pursuant to any of the provisions of the Securities Act (Ontario) as it exists on the date hereof, regardless of whether such Person is subject to the jurisdiction of that statute;

     (b) as to which such Person or any of its Affiliates or Associates (or Persons acting jointly or in concert with any of them) has, directly or indirectly the right to vote such Voting Securities, Convertible Securities and Rights pursuant to any agreement, arrangement, pledge or understanding, written or oral; or

     (c) which are Beneficially Owned within the meaning of subparagraphs (a) or (b) above by any other Person with which such Person or any of its Affiliates or Associates has any agreement, arrangement or understanding, written or oral, with respect to the voting of any Voting Securities, Convertible Securities and Rights;

     provided however, that a Person shall not be deemed to have "Beneficial Ownership" of or to "Beneficially Own" any Voting Securities, Convertible Securities or Rights:

     (d) solely because such Person or any of such Person's Affiliates or Associates has or shares the right to vote or direct the voting of such securities pursuant to a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the then applicable rules and regulations under the Securities Act (Ontario).

     (e) solely because such Person or any of such Person's Affiliates or Associates has or shares the power to vote or direct the voting of such securities in connection with or in order to participate in a public proxy solicitation.

1.3  Acting Jointly or in Concert

     For purposes of this Agreement, a Person shall be deemed to be acting jointly or in concert with another Person if such Person would be presumed to be acting jointly or in concert with such other Person for purposes of
     Section 91 of the Securities Act (Ontario) as it exists on the date hereof.

                               Page 23 of 48 Pages

1.4  Number and Gender

     In this Agreement, words importing the singular include the plural and vice versa and words in one gender include all genders.

1.5  Headings and References

     The division of this Agreement into articles, sections, subsections, and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The article, section, subsection and schedule headings in this Agreement are not intended to be full or precise descriptions of the text to which they refer and are not to be considered part of this Agreement. All uses of the words "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions refer to this Agreement as a whole and not any particular portion of it. References to an Article, Section Subsection, paragraph or Schedule refer to the applicable article, section, subsection, paragraph or schedule of this Agreement.

1.6  Amendment

     This Agreement may be amended, modified or supplemented only by a written agreement signed by each party hereto.

1.7  Waiver of Rights

     Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the party hereto giving it and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any party hereto to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

1.8  Time of Essence

     Time is of the essence of this Agreement and each of its provisions.

1.9  Recitals

     The Recitals to this Agreement are hereby incorporated and deemed to be part of this Agreement.

                               Page 24 of 48 Pages

1.10 Action by Principal Shareholders

     Any act or election on the part of a group of Principal Shareholders shall be deemed taken upon receipt of a written direction signed by a member or members of such group owning at least 50% of the Voting Securities owned in the aggregate by such group of Principal Shareholders.

1.11 Reference to Amounts of Voting Securities

     All  references  to  numbers  of  Voting   Securities   shall  be  adjusted
     appropriately in the event of a stock split, consolidation, merger, amalgamation or other similar transaction.

                                    ARTICLE 2

                         REPRESENTATIONS AND WARRANTIES

2.1 Integrated Brands and the Integrated Brands Principal Shareholders Representations

     The Integrated Brands Principal Shareholders each jointly and severally represents and warrants to Yogen Fruz and the Yogen Fruz Principal Shareholders that Richard E. Smith, David Smith and David Stein each is the registered and Beneficial Owner of the following shares of Class A Common Stock of Integrated Brands:

                                                No. of Integrated Brands
                                                 shares of common stock
                                                 ----------------------
     Richard E. Smith                                  2,547,300
     David Smith                                         517,000
     David Stein                                          81,000

     and that such shares are all the shares of Class A Common Stock of Integrated Brands of which each is the registered or Beneficial Owner on the date hereof. On the date hereof, David Smith and David Stein are the Beneficial Owners of options which could result in them acquiring the following additional shares of Class A Common Stock of Integrated Brands:

                                No. of additional shares of Class A Common Stock
                                  of Integrated Brands which could be acquired
                                  --------------------------------------------
     David Smith                                   175,000
     David Stein                                   222,500

                               Page 25 of 48 Pages

     In addition, it is anticipated that David Smith will be granted an option to purchase 138,225 shares, and David Stein will be granted an option to purchase 90,000 shares of Class A Common Stock of Integrated Brands subsequent to the date hereof. In addition, Richard E. Smith and David Smith collectively will be granted an additional option to purchase an aggregate of 836,921 Multiple Voting Shares of Yogen Fruz, subject to the consummation of the Merger contemplated herein. David Smith and David Stein will elect to convert their options into options to purchase Multiple Voting Shares. On the date hereof, except as contemplated above, none of the Integrated Brands Principal Shareholders is the Beneficial Owner of any Convertible Securities or Rights which could result in them acquiring additional Voting Securities or other capital stock of Integrated Brands.

2.2  Yogen Fruz and the Yogen Fruz Principal Shareholders Representations

     The Yogen Fruz Principal Shareholders and Simon Serruya each jointly and severally represents and warrants to Integrated Brands and the Integrated Brands Principal Shareholders that The Serruya Family Trust and 1082272 are the registered owner of the following common shares of Yogen Fruz:

                                                    No. of Yogen Fruz
                                                      common shares
                                                      -------------
     1082272                                            6,859,092
     The Serruya Family Trust                             155,031

     and that such common shares are all the Voting Securities of Yogen Fruz of which the Yogen Fruz Principal Shareholders and Simon Serruya are the registered or Beneficial Owner on the date hereof (of which 2,280,791 shares constitute the Simon Serruya Shares, which will be changed into Subordinate Voting Shares and not into Multiple Voting Shares). The Yogen Fruz Principal Shareholders are the Beneficial Owners of 4,733,332 of such shares and Simon Serruya is the Beneficial Owner of 2,280,791 of such shares. On the date hereof, The Serruya Family Trust, 1082272 and Michael Serruya, Aaron Serruya and Simon Serruya are not the Beneficial Owners of any Convertible Securities or Rights which could result in them acquiring additional Voting Securities or other capital stock of Yogen Fruz.

                               Page 26 of 48 Pages

                                    ARTICLE 3

                              BOARD REPRESENTATION

3.1  Proportionate Representation

     The parties hereto acknowledge that (i) the Integrated Brands Principal Shareholders have agreed to support the Merger on the understanding that they are to be entitled to nominate 50% of the members of the board of directors of Yogen Fruz and that the Yogen Fruz Principal Shareholders have agreed to vote their common shares of Yogen Fruz and their Voting Securities of Yogen Fruz to elect such nominees, and (ii) the Yogen Fruz Principal Shareholders have agreed to support the Merger on the understanding that they are entitled to nominate 50% of the members of the board of directors of Yogen Fruz, all of whom will be Canadian residents, and the Integrated Brands Principal Shareholders have agreed to vote their Voting Securities of Yogen Fruz to elect such nominees.

     The Yogen Fruz Principal Shareholders acknowledge that the Integrated Brands Principal Shareholders intend to nominate directors who are not residents of Canada. The Yogen Fruz Principal Shareholders agree that in the event that the laws of the jurisdiction of incorporation of Yogen Fruz are changed in a manner which prevents the Integrated Brands Principal Shareholders from nominating and electing non-residents of Canada as their respective nominees to the board of directors of Yogen Fruz, then the Yogen Fruz Principal Shareholders will co-operate with the Integrated Brands Principal Shareholders in causing Yogen Fruz to take all necessary action to ensure that the Integrated Brands Principal Shareholders are entitled to nominate and elect non-residents of Canada as their director nominees (including, without limitation, continuing Yogen Fruz from its current jurisdiction of incorporation to another jurisdiction within Canada which permits at least 50% of the directors to be non-Canadians).

3.2  Yogen Fruz Obligations

     Yogen Fruz shall cause to be nominated for election as directors of Yogen Fruz only legally qualified individuals, 50% of whom shall be recommended jointly by the Integrated Brands Principal Shareholders and 50% of whom shall be recommended jointly by the Yogen Fruz Principal Shareholders, as is contemplated in Section 3.1. Yogen Fruz agrees to solicit proxies from its shareholders for such nominees and to cause management proxies to be voted in favour of such nominees, except for such proxies as contain a specific contrary direction. Yogen Fruz's obligations under this Section
     3.2 shall terminate (i) with respect to the nominees of Integrated Brands Principal Shareholders, if the Integrated Brands Principal Shareholders own, in the aggregate, less than 500,000 Voting Securities (including Voting Securities issuable upon exercise or conversion of Convertible Securities), or (ii) with respect to the nominees of the Yogen

                               Page 27 of 48 Pages

     Fruz Principal Shareholders, if the Yogen Fruz Principal Shareholders own, in the aggregate, less than 1,000,000 Voting Securities (including Voting Securities issuable upon exercise or conversion of Convertible Securities).

3.3  Obligations of the Principal Shareholders

     If any director of Yogen Fruz nominated by either group of Principal Shareholders shall cease to be a director for any reason whatsoever, each Principal Shareholder shall use its best efforts, promptly upon the request of the group of Principal Shareholders whose director has ceased to be a director, to cause to be elected or appointed a legally qualified individual nominated jointly by that group of Principal Shareholders (whose director has ceased to be a director) to replace such director.

     Each of the Yogen Fruz Principal Shareholders and the Integrated Brands Principal Shareholders shall cast or cause to be cast all votes attached to the Voting Securities Beneficially Owned by it from time to time at all meetings of shareholders of Yogen Fruz at which any director of Yogen Fruz is to be elected, to elect and maintain as directors of Yogen Fruz the number of nominees of the Integrated Brands Principal Shareholders and Yogen Fruz Principal Shareholders required by this Agreement. If any director ceases to be a director of Yogen Fruz for any reason at any time, each group of Principal Shareholders shall direct any nominees which it has on the board of directors of Yogen Fruz to vote to appoint a new or additional nominee to the board of the group of Principal Shareholders whose nominee ceased to be a director. If the board of directors of Yogen Fruz does not appoint any such required nominee to the board of directors of Yogen Fruz within 5 Business Days after receiving notice of such nomination, then Yogen Fruz shall, at the request of any Principal Shareholder, promptly call a meeting of its shareholders to fill such vacancy, which meeting shall be held within 75 days thereafter.

     At any such meeting, each Yogen Fruz Principal Shareholder and each Integrated Brands Principal Shareholder shall cast or cause to be cast all votes attached to the Voting Securities of Yogen Fruz Beneficially Owned by it as contemplated by this Agreement.

     Each Principal Shareholder agrees to use its best efforts, and shall take all actions to ensure (i) that Michael Serruya and Richard E. Smith are elected as the Co-Chairman and Chief Executive Officer of Yogen Fruz and each subsidiary and (ii) that the Board of Directors of Yogen Fruz and the Board of Directors of each direct and indirect subsidiary of Yogen Fruz, and each Committee of the Board of Directors of Yogen Fruz and each Committee of the Board of Directors of each direct and indirect subsidiary of Yogen Fruz shall be comprised of members, 50% of whom shall be designated jointly by the Integrated Brands Principal Shareholders and 50% of whom shall be designated jointly by the Yogen Fruz Principal Shareholders.

                               Page 28 of 48 Pages

     Each of the Yogen Fruz Principal Shareholders and the Integrated Brands Principal Shareholders agrees that they shall vote against any of the following matters put to the shareholders of Yogen Fruz unless the Yogen Fruz Principal Shareholders and the Integrated Brands Principal Shareholder agree in writing to vote for such matter:

     (a)  the sale of all or substantially all of the assets of Yogen Fruz;

     (b) an amalgamation, arrangement, merger, consolidation or other similar transaction involving Yogen Fruz;

     (c) any amendment or reenactment of the Memorandum of Association and/or the Articles of Association of Yogen Fruz that would adversely affect the rights of the Yogen Fruz Principal Shareholders or the Integrated Brands Principal Shareholders

3.4  Resignation of Nominees

     If either group of Principal Shareholders does not have the requisite number of nominees elected to the board of Yogen Fruz as provided for in this Agreement for a period of 90 consecutive days, then the other group of Principal Shareholders shall use their best efforts to have any of their nominees who are in excess of 50% of the board resign as a director of Yogen Fruz, until each group of Principal Shareholders' nominees constitute 50% of the Board of Directors.

3.5  Limitations on Sale

     No Integrated Brands Principal Shareholder or Yogen Fruz Principal Shareholder shall dispose of, or permit the disposition of, any Voting
     Securities, Convertible Securities or Rights Beneficially Owned by such shareholder to a Related Person unless such Related Person agrees in writing with the other parties to this Agreement to assume and be bound by the obligations of such shareholder under this Agreement with respect to the Voting Securities, Convertible Securities or Rights disposed of and not to further dispose of any such Voting Securities, Convertible Securities or Rights to a Related Person of the disposing Shareholder or to an Associate or Affiliate of such Related Person unless the disposee agrees in writing with the other parties to this Agreement to assume and be bound by the same obligations.

     Except as provided in this paragraph, until the first to occur of (i) the Termination of this Agreement or (ii) the 21st anniversary of the date hereof, no Principal Shareholder shall dispose of any Voting Securities to a non-Related Person without the prior written consent of the other Principal Shareholders which consent may be withheld or granted in the other Principal Shareholders' sole discretion. Notwithstanding the foregoing, (i) the consent of the Integrated Brands Principal Shareholders shall not be required with

                               Page 29 of 48 Pages
     respect to the disposition of Voting Securities by the Yogen Fruz Principal Shareholders to a non-Related Person if, after giving effect to such disposition, the Yogen Fruz Principal Shareholders will own, in the aggregate, more than 3,733,332 Voting Securities and (ii) the consent of the Yogen Fruz Principal Shareholders shall not be required with respect to the disposition of Voting Securities by the Integrated Brands Principal Shareholders to a non-Related Person if, after giving effect to such disposition, the Integrated Brands Principal Shareholders will own, in the aggregate, more than 1,800,000 Voting Securities (including Convertible Securities). Whether or not requiring consent in accordance with the terms of this paragraph (and, if requiring consent, after such consent is given) a Principal Shareholder desiring to dispose of his Voting Securities to a non-Related Person shall first offer such Voting Securities to the other group of Principal Shareholders at the market price (as defined in Schedule
     A) for such Voting Securities as of the date of the offer, provided that if such Voting Securities are Multiple Voting Shares and such Multiple Voting Shares are not listed, they shall be offered at the market price for Subordinate Voting Shares. The offer shall be made by written notice (the "Notice") which Notice shall specify the number of Voting Shares to be sold (the "Offered Securities") and the market price. The other group of Principal Shareholders may elect to purchase all or a portion of such Offered Securities, provided that if the other group of Principal Shareholders do not elect to purchase all of such Offered Securities on or before 5:00 P.M. of the third Business Day after delivering of the Notice (which election may be transmitted by facsimile), then the Offered Securities which the other group of Principal Shareholders has not elected to purchase may be sold. The other group of Principal Shareholders must evidence the election to purchase all or such portion of the Offered Shares by a written acceptance, which acceptance shall specify the number of Offered Shares to be purchased, the identity(ies) of the purchaser and the concurrence in the calculation of the market price; provided, however, in the event of a disagreement in the calculation of the market price a certificate from Yogen Fruz's independent accountants shall conclusively establish the market price. Each group of Principal Shareholders shall allocate among themselves the amount of Offered Shares to be purchased, but in the event of an inability to agree, each member shall be allowed to purchase no less than such individual member's pro rata percentage of the Voting Securities owned by his or its Principal Shareholder Group. The acceptance shall specify the date of the closing of the purchase of the Offered Securities which shall be no later than thirty (30) days from the date of the acceptance offer. All shares sold pursuant hereto shall be sold free and clear of all Encumbrances and all payments shall be made in immediately available funds against delivery of the certificates evidencing the shares subject to the sale, duly endorsed in blank for transfer. Prior to any sale to a non- Principal Shareholder, any Multiple Voting Shares must be converted to Subordinate Voting Shares. The parties hereto recognize and agree that the foregoing restriction on

                               Page 30 of 48 Pages
     sales are reasonable and necessary to effectuate the intent and purposes of this Agreement.

     No Principal Shareholders shall convert, or cause to be converted, any Multiple Voting Shares or common shares of Yogen Fruz, or Rights to receive Multiple Voting Shares or common shares of Yogen Fruz, into Subordinated Voting Shares, or Rights to receive Subordinate Voting Shares, without the prior written consent of the other Principal Shareholders, which consent may be withheld or granted in the other Principal Shareholders' sole discretion, except as required in connection with (i) a permitted sale to a non-Principal Shareholder as set forth above, and (ii) the 2,366,66 common shares of Yogen Fruz held for the benefit of Simon Serruya.

     The parties hereto agree that the Principal Shareholders shall not accept an offer to sell any Voting Securities at a price in excess of the market price of the Voting Securities on the date of such offer, except: 1) sales made on the Toronto Stock Exchange or other regional or national exchange, outside or inside Canada, on which such securities are regularly traded; 2) to another Principal Shareholder; or 3) pursuant to an offer made proportionately and at the same price to all other Yogen Fruz shareholders.

3.6  Shareholders and Yogen Fruz

     Each of the Integrated Brands Principal Shareholders and the Yogen Fruz Principal Shareholders, to the extent that it is permitted by law, shall act and vote to carry out the intent and provisions of this Agreement.
     Yogen Fruz agrees to carry out and be bound by the provisions of this Agreement to the full extent that it has the capacity and power at law to do so. Without limiting the generality of the foregoing, each of the parties hereto agrees to cause such meetings of the directors and/or shareholders of Yogen Fruz to be called and held, resolutions passed, Certificate or Articles of Incorporation and/or Memorandum of Association and Articles of Association amended, by-laws enacted, agreements and other documents executed and delivered and things done or performed as may be required to ensure that the affairs of Yogen Fruz are conducted in accordance with the provisions of this Agreement.

                                    ARTICLE 4

                                OTHER PROVISIONS

4.1  Support of Merger

     Each of the Integrated Brands Principal Shareholders agree to vote all of their Voting Securities of Integrated Brands in favour of the Merger at the meeting of Integrated

                               Page 31 of 48 Pages

     Brands to be called to consider the Merger and to elect to receive Multiple Voting Shares in exchange for each of their Voting Securities under the Merger.

     Each of the Yogen Fruz Principal Shareholders agree to vote all of their common shares of Yogen Fruz for the Reorganization and other proposals at the meeting of Yogen Fruz and to change their common shares of Yogen Fruz into Multiple Voting Shares (except the shares held for the benefit of Simon Serruya which shall be changed into Subordinate Voting Shares).

4.2  Agreement by the Principal Shareholders not to Sell

     Until consummation or termination of the Merger, each of the Principal Shareholders agree not to dispose of any of their Voting Securities of Integrated Brands and of Yogen Fruz.

4.3  Termination

     This Agreement shall terminate in the event the Merger Agreement is terminated prior to the Effective Time (as the term "Effective Time" is defined in the Merger Agreement). In addition, this Agreement may be terminated (i) by the Yogen Fruz Principal Shareholders, in the event the Integrated Brands Principal Shareholders are the Beneficial Owners, in the aggregate, of fewer than 750,000 Voting Securities (including Voting Securities issuable upon conversion or exercise of Convertible Securities); and (ii) by the Integrated Brands Principal Shareholders, in the event the Yogen Fruz Principal Shareholders are the Beneficial Owners of fewer than 1,500,000 Voting Securities (including Voting Securities issuable upon conversion or exercise of Convertible Securities).

     Any such termination of this Agreement shall be without prejudice to the rights of the parties hereto accrued under this Agreement to the date of termination.

4.4  Default

     (a) In the event that either the Integrated Brands Principal Shareholders or Yogen Fruz Principal Shareholders do not comply with their obligations and agreements set forth in this Agreement (which failure to comply, if capable of being cured, is not cured within ten (10) days after receiving notice thereof from the other Principal Shareholders) then the other Principal Shareholders shall have the right to require the defaulting Principal Shareholders to sell (free and clear of all liens and Encumbrances) to such other Principal Shareholders, all or such portion thereof as elected by the other group of Principal Shareholders, of the Yogen Fruz Multiple Voting Shares beneficially owned by the defaulting Principal Shareholders, at the market price (as defined in Schedule A), for such Multiple

                               Page 32 of 48 Pages

          Voting Shares, less 30%, or if the Multiple Voting Shares are not listed, at the market price (as defined in Schedule A) for Subordinate Voting Shares, less 30%. In each case, the exercise price of Convertible Securities shall be deducted from the purchase price. Such purchase shall be consummated on the date set forth in the notice of the failure (the "Breach Notice") of a group of Principal Shareholders to comply with their obligations and agreements set forth in this Agreement, but in no event more than sixty (60) days after such notice. All shares sold pursuant hereto shall be sold free and clear of all Encumbrances and all payments shall be made in immediately available funds against delivery of the certificates evidencing the shares subject to the sale, duly endorsed in blank for transfer.

          The  Integrated  Brands  Principal  Shareholders  and the  Yogen  Fruz
          Principal Shareholders have agreed upon the above formula as a realistic estimate at the time of this Agreement of the fair market value of their respective holdings based upon the then current market price as reduced by numerous factors, including, without limitation, the number of Voting Securities held by each party in relation to the trading volume of Yogen Fruz's securities, the restriction on the purchaser of such securities ability to resell such securities under applicable securities laws and the related market risks, and the absence of brokerage commissions and other costs of sale.

     (b) At the effective time of the merger the Yogen Fruz Principal Shareholders and the Integrated Brands Principal Shareholders shall deposit with an Escrow Agent to be mutually determined by them all of the multiple voting Yogen Fruz shares held by them in accordance with the provisions of an Escrow Agent agreement in the form attached hereto as Exhibit A. The Escrow Agent shall hold such shares in accordance with the provisions of this section and Section 3.5 of this Agreement.

     (c)  Each of the Principal Shareholders acknowledges and agrees that:

          (i)   this  Agreement  and,  in  particular,  the  provisions  of this
                Section 4.4, have been specifically negotiated by sophisticated commercial parties of equal bargaining power with the benefit of independent legal advice;

          (ii) the provisions of this Section 4.4 are reasonable in the circumstances of the transactions contemplated by this Agreement and are given as an integral and essential part of such transactions; and

                               Page 33 of 48 Pages

          (iii) each of the Principal Shareholders waives, to the fullest extent permitted by law, any right to contest the validity or enforceability of this Section 4.4 and all defenses to the strict enforcement thereof.

4.5  Legend

     All  certificates   representing   Voting  Securities  owned  by  Principal
     Shareholders shall bear the following legend:

               "The Shares represented by this certificate and the right to dispose and vote said shares is subject to a Board Representation Agreement by and among certain principal shareholders of the Company, a copy of which is available at the offices of the Company."

4.6  Tax Waiver

     Yogen Fruz agrees that, in the event that any Treaty Country Holder of Multiple Voting Shares elects to convert any Multiple Voting Shares into Subordinate Voting Shares, then Yogen Fruz will not withhold any amount on account of any failure by such Treaty Country Holder to obtain and deliver a Yogen Fruz clearance certificate under Section 116 of the Income Tax Act, if, and only if, Yogen Fruz has received, prior to a conversion, a "comfort letter" from Revenue Canada, which in the opinion of counsel, states that a clearance certificate under Section 116 of the Income Tax Act is not required where a Treaty Country Holder converts any Multiple Voting Shares into Subordinate Voting Shares, and such Treaty Country Holder provides a representation to Yogen Fruz that it is a Treaty Country Holder.

     For these purposes, "Treaty Country Holder" means any holder of Multiple Voting Shares which is a non-resident of Canada but a resident of a country with which Canada has an income tax convention which exempts a resident from the requirement to pay Canadian tax on any gains with respect to a disposition of shares of Yogen Fruz unless the value of such shares is derived principally from real property situated in Canada (and, for greater certainty, the United States of America is such a country having such an income tax convention).

                               Page 34 of 48 Pages

                                    ARTICLE 5

                                     GENERAL

5.1  Notices

     Any notice or other communication (hereinafter a "Notice") required or permitted to be given or made hereunder shall be in writing and shall be well and sufficiently given or made if sent by prepaid first class registered mail, in the case of a Notice to Integrated Brands, addressed to it at:

          Integrated Brands Inc.
          4175 Veterans Highway
          Ronkonkoma, New York, 11779

          Attention:     Richard E. Smith

     in the case of a Notice to Yogen Fruz, addressed to it at:

          Yogen Fruz World-Wide Inc.
          8300 Woodbine Avenue
          5th Floor
          Markham, Ontario
          L3R 9Y7

          Attention:     Michael Serruya, President

     in the case of a Notice to 1082272 or The Serruya Family Trust, addressed to it at:

          c/o Yogen Fruz World-Wide Inc.
          8300 Woodbine Avenue
          5th Floor
          Markham, Ontario
          L3R 9Y7

          Attention:     Michael Serruya, President

     in the case of a Notice to Richard E. Smith, David Smith and David Stein, addressed to them at:

                               Page 35 of 48 Pages
          c/o Integrated Brands Inc.
          4175 Veterans Highway
          Ronkonkoma, New York, 11779

          Attention:     Richard E. Smith

     Any Notice given or made in accordance with this Section 4.1 shall be deemed to have been given or made and to have been received:

     (a)  on the day it was delivered, if delivered in person as aforesaid; or

     (b) on the third Business Day (excluding each day during which there exists any general interruption of postal services due to strike, lockout or other cause) after it was mailed, if mailed as aforesaid; and

     Any party hereto may from time to time change its address for notice by giving Notice to the other parties hereto in accordance with the provisions of this Section 5.1.

5.2  Further Assurances

     Each party hereto shall do such acts and shall execute and deliver such further agreements, documents and other writings, and shall cause the doing of such acts and the execution and delivery of such further agreements, documents and other writings, as are within its power and as any other party hereto may in writing at any time and from time to time reasonably request, in order to give full effect to the provisions of this Agreement.

5.3  Invalidity

     In the event that any term or provision of this Agreement shall be invalid or unenforceable such provision shall only be affected to the extent of such invalidity and unenforceabilty and shall be enforced to the fullest permitted extent and the remaining terms and provisions of this Agreement shall not be affected thereby and shall be valid and enforceable to the fullest extent permitted by law.

5.4  Successors and Assigns

     Neither this Agreement nor any right or obligation hereunder is assignable in whole or in part. Subject thereto, this Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, legal personal representatives, administrators, successors (including any successor by reason of amalgamation or statutory arrangement of any party hereto) and permitted assigns.

                               Page 36 of 48 Pages

5.5  Counterparts

     This Agreement may be executed in any number of counterparts. Each counterpart shall be deemed to be an original and all counterparts taken together shall constitute one agreement.

5.6  Facsimile Execution

     An executed copy of this Agreement may be delivered by any party hereto by facsimile. In such event, such party shall forthwith deliver to the other parties hereto, the copy of this Agreement executed by such party.

5.7  Governing Law

     This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to its rule of conflicts of law.

5.8  Enforcement of Agreement

     The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof exclusively in any court (federal or state) located in New York County ("New York Courts"), this being in addition to any other remedy to which the parties may be entitled at law or in equity. Each of the parties hereto (i) irrevocably submits to the exclusive jurisdiction of the New York Courts for the purpose of any suit, action or other proceeding arising out of this Agreement, the subject matter hereof or any of the transactions contemplated hereby brought by any party or their successor or assigns, and (ii) hereby waives, and agrees not to assert, by way of motion, as a defense or otherwise, in any such suit, action or proceedings, to the fullest extent permitted by applicable law, that the suit, action or proceeding is brought in an inconvenient forum, that the venue or the suit, action or proceeding is improper, or that this Agreement, or the subject matter hereof or any of the transactions contemplated hereby may not be enforced in or by such courts. Yogen Fruz hereby irrevocably appoints, and generally consents to service of process on Corporation Service Company at 500 Central Avenue, Albany, New York 12206, it being agreed that service upon such entity shall be valid service on Yogen Fruz. Final judgment against any party in any suit shall be conclusive, and may be enforced in other jurisdictions by suit on the judgment, a certified or true copy of which shall be conclusive evidence of the fact and of the amount of any indebtedness or liability of such party therein described.

                               Page 37 of 48 Pages

     IN WITNESS WHEREOF the parties hereto have duly executed this Agreement under seal.

SIGNED, SEALED AND DELIVERED            )
in the presence of                      )   /s/ Richard E. Smith            l/s
                                        )   ------------------------------------
                                        )   Richard E. Smith
                                        )
                                        )   /s/ David Smith                  l/s
                                        )   ------------------------------------
                                        )   David Smith
                                        )
                                        )   /s/ David Stein                  l/s
                                        )   ------------------------------------
                                        )   David Stein
                                        )
                                        )   INTEGRATED BRANDS INC.
                                        )
                                        )   By /s/ Gary P. Stevens
                                        )   ------------------------------------
                                        )
                                        )   By                               c/s
                                        )   ------------------------------------
                                        )
                                        )   YOGEN FRUZ WORLD-WIDE INC.
                                        )
                                        )   By /s/ Michael Serruya
                                        )   ------------------------------------
                                        )
                                        )   By /s/ Aaron Serruya             c/s
                                        )   ------------------------------------
                                        )
                                        )   1082272 ONTARIO INC.
                                        )
                                        )
                                        )   By /s/ Michael Serruya
                                        )   ------------------------------------
                                        )
                                        )   By /s/ Aaron Serruya             c/s
                                        )   ------------------------------------
                                        )
                                        )   THE SERRUYA FAMILY TRUST
                                        )
                                        )   By /s/ Sam Serruya
                                        )   ------------------------------------
                                        )
                                        )   By /s/ Steve Troster
                                        )   ------------------------------------
                                        )
                                        )   /s/ Michael Serruya              l/s
                                        )   ------------------------------------
                                        )   Michael Serruya
                                        )
                                        )   /s/ Aaron Serruya                l/s
                                        )   ------------------------------------
                                        )   Aaron Serruya

                               Page 38 of 48 Pages

By signing below, Simon Serruya agrees until consummation or termination of the Merger not to dispose of any of his Beneficially Owned Voting Securities of Yogen Fruz and at the Effective Time to convert such shares into Subordinate Voting Shares:


                                        )
                                        )   /s/ Simon Serruya                l/s
                                        )   ------------------------------------
                                        )   Simon Serruya

                               Page 39 of 48 Pages

                                                                      Schedule A

     For the purposes of this Agreement "market price" of a class of securities, as to which there is a published market, at any date, is an amount equal to the simple average of the closing price of securities of that class for each of the business days on which there was a closing price falling not more than twenty business days before that date.

     Where a published market does not provide a closing price, but provides only the highest and lowest prices of securities traded on a particular day, the market price of the securities, at any date, is an amount equal to the average of the simple averages of the highest and lowest prices for each of the business days on which there were highest and lowest price falling not more than twenty business days before that date.

     Where there is more than one published market for a security, the market price shall be determined as follows:

     1. If only one of the published markets is in Canada, the market price shall be determined solely by reference to that market.

     2. If there is more than one published market in Canada, the market price shall be determined solely by reference to the published market in Canada on which the greatest volume of trading in the particular class of securities occurred during the twenty business days preceding the date as of which the market price is being determined.

     3. If there is no published market in Canada, the market price shall be determined solely by reference to the published market on which the greatest volume of trading in the particular class of securities occurred during the twenty business days preceding the date as of which the market price is being determined.

     Where there has been trading of securities in a published market for fewer than ten of the twenty business days preceding the date as of which the market price of the securities is being determined, the market price shall be the average of the following prices established for each of the twenty business days preceding that date,

     (a) the average of the bid and ask prices for each day on which there was no trading; and

     (b) the closing price of securities of the class for each day that there has been trading, if the published market provides a closing price; or

     (c) the average of the highest and lowest prices of securities of that class for each day that there has been trading, if the published market provides only the highest and lowest prices of securities traded on a particular day.

                               Page 40 of 48 Pages

                                    EXHIBIT 3

                                 TRUST AGREEMENT

     THIS AGREEMENT made as of the 18th day of March,  1998 by and among Richard
E. Smith, David Smith, David Stein, each of the State of Nev' York (Smith, Smith and Stein are hereinafter collectively referred to as the "Integrated Brands Principal Shareholders"), Michael Serruya and Aaron Serruya, each of the Province of Ontario, 1082272 Ontario Inc., a corporation Incorporated under the laws of the Province of Ontario ("1082272"), the Serruya Family Trust, a trust organized under the laws of the Province of Ontario (the "Trust") (Michael and Aaron Serruya, 1082272 and the Trust are hereinafter collectively referred to as the "Yogen Fruz Principal Shareholders" and, together with the Integrated Brands Principal Shareholders, the "Principal Shareholders"), Yogen Fruz World-Wide Incorporated, a corporation organized under the laws of the Province of Nova Scotia (the "Company") and The Chase Manhattan Bank, a bank chartered under the laws of the State of New York (hereinafter called the "Trustee").

     WHEREAS there are 7,464,949 multiple voting shares of the Company (the "Multiple Voting Shares") outstanding;

     AND WHEREAS the Principal Shareholders collectively own 6,486,043 Multiple Voting Shares and options to purchase 348,692 Multiple Voting Shares;

     AND WHEREAS the Principal Shareholders and the Company are desirous of entering into this Agreement to secure the listing of the subordinate voting shares of the Company (the "Subordinate Voting Shares") on The Toronto Stock Exchange and to derive the benefits of such listing, and for the purpose of ensuring that the holders from time to time of the Subordinate Voting Shares will not be deprived of any rights under applicable takeover bid legislation to which they would have been entitled in the event of a take-over bid if the Multiple Voting Shares and the Subordinate Voting Shares were of a single class of shares;

     AND WHEREAS the Principal Shareholders are all a party to a Board Representation Agreement amended and restated as of January 15, 1998 (the "Board Representation Agreement");

     AND WHEREAS the Principal Shareholders and the Company desire to constitute the Trustee as an escrow agent in connection with the deposit of the Multiple Voting Shares owned by the Principal Shareholders and as a trustee for the holders from time to time of the Subordinate Voting Shares to the intent that such holders, through the Trustee, will receive the benefits of the covenants of the Principal Shareholders and the Company contained in this Agreement;

     AND WHEREAS, unless otherwise specifically defined herein, all capitalized terms shall have the same meanings ascribed to them in the Board Representation Agreement;

     NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and agreements herein contained and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

     1. On the effective date of the Merger (the "Effective Date") the Principal Shareholders shall deliver to the Trustee all of the Multiple Voting Shares held by each of the Principal Shareholders, with stock powers, signatures

                               Page 41 of 48 Pages
guaranteed, and the Trustee shall accept delivery of such shares and shall deposit such shares into the Trust Account (the shares held in the Trust Account are sometimes hereinafter referred to as the "Escrowed Shares"). In addition, so long as the Board Representation Agreement is in effect, the Principal Shareholders shall deliver all Multiple Voting Shares acquired by them after the date hereof, with stock powers, signatures guaranteed, promptly to the Trustee. Promptly after the date hereof, each of the Principal Shareholders shall notify the Company of the obligation hereunder to deliver Multiple Voting Shares to the Trustee received after the date of this Agreement.

     2. The Trustee shall hold the Escrowed Shares for the period commencing as of the Effective Date and ending on the date on which the Principal Shareholders cease to have any obligations under the terms of the Board Representation Agreement (as evidenced by a certificate of the Company to the Trustee), unless the Escrowed Shares are released earlier pursuant to the terms of this Agreement. The Board Representation Agreement shall not be amended, to the extent that such amendment would affect the role of the Trustee under this Agreement, without the prior written consent of the Trustee.

     3. Subject to Section 4, the Principal Shareholders shall not sell any Multiple Voting Shares, directly or indirectly, pursuant to a take-over bid, as defined by applicable securities legislation, under circumstances in which securities legislation would have required the same offer or a follow-up offer to be made to holders of Subordinate Voting Shares if the sale had been of Subordinate Voting Shares rather than Multiple Voting Shares, but otherwise on the same terms. For this purpose, it shall be assumed that the offer that would have resulted in such sale of Subordinate Voting Shares would have constituted a takeover bid under applicable securities legislation, regardless of whether this actually would have been the case.

     4. Section 3 shall not apply to prevent a sale by the undersigned of Multiple Voting Shares pursuant to a takeover bid if:

     (a) such sale is made pursuant to an offer to purchase Multiple Voting Shares made to all holders of Multiple Voting Shares, and an identical offer (in teens of price per share, percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the offeror, or associates or affiliates of the offeror, and in all other material respects) concurrently is made to purchase Subordinate Voting Shares, which identical offer has no concision attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; or

     (b) there is a concurrent unconditional offer to purchase all of the Subordinate Voting Shares at a price per share at least as high as the highest price per share paid pursuant to the take-over bid for the Multiple Voting Shares, and for the purpose of this Section 4 the varying of any term of an offer shall be deemed to constitute the making of a new offer.

     5. If the conditions attaching to the shares of the Company include a provision that would have the effect of changing the voting rights attaching to shares of the Company under certain circumstances, through an automatic conversion of

                               Page 42 of 48 Pages
shares of one class into shares of another class or otherwise, and if there is an offer that would have been a take-over bid if not for the existence of such provision, such offer shall be deemed to be a "take-over bid" for the purposes of this Agreement.

     6. For greater certainty, any sale which would result in the direct or indirect acquisition of ownership of Multiple Voting Shares or Subordinate Voting Shares, or in the direct or indirect acquisition of control or direction over such shares, shall be construed to be a sale of such Multiple Voting Shares or Subordinate Voting Shares, as the case may be, for the purposes of Section 3.

     7. The Principal Shareholders shall use their best efforts to prevent any person or company from carrying out a sale (including an indirect sale) described in Section 3 in respect of any Multiple Voting Shares owned from time to time by the Principal Shareholders, regardless of whether such person or company is a party to this Agreement, unless Clause 4(a) or 4(b) applies in respect of such sale.

     8. If any person or company, other than the Principal Shareholders, carries out a sale (including an indirect sale) described in Section 3 in respect of any Multiple voting Shares owned from tune to tune by the Principal Shareholders, and if neither Clause 4(a) or 4(b) applies in respect of such sale, the Principal Shareholders shall not at the time such sale becomes effective or thereafter do any of the following with respect to any of the Multiple Voting Shares so sold: (a) dispose of them without the prior written consent of the Trustee; (b) convert them into Subordinate Voting Shares without the prior written consent of the Trustee; or (c) exercise any voting rights attaching to them except in accordance with the written instructions of the Trustee, and the Principal Shareholders shall comply with such instructions. The Trustee may attach conditions to any consent the Trustee gives in exercising its rights hereunder. The Trustee shall exercise such rights in a manner that the Trustee considers to be: (i) in the best interests of the holders of the Subordinate Voting Shares, other than the Principal Shareholders and holders who, in the opinion of the Trustee, participated directly or indirectly in the transaction that triggered the operation of this Section 8; and (ii) consistent with the intentions of the Principal Shareholders and the Company in entering into this Agreement as such intentions are set out in the preamble to this Agreement.

     9. (a) Sale to Related Person; Multiple Voting Shares to Remain with Escrow Agent. The Principal Shareholders shall ensure that any Multiple Voting Shares disposed of to a Related Person shall be deposited with the Trustee and that prior to such disposition such Related Person shall have agreed in writing to be bound by the terms of this Trust Agreement.

     (b) Sale to Non-Related Person; Trustee to Disburse Multiple Voting Shares. Subject to Sections 3 through 8, upon (i) written request by either an Integrated Brands Principal Shareholder or a Yogen Fruz Principal Shareholder,
(ii) proof that the Principal Shareholder who seeks to sell his or her Multiple Voting Shares has received the prior written consent to such sale of the remaining Principal Shareholders and (iii) affirmation that the remaining Principal Shareholders have elected not to purchase all of the Voting Securities the Principal Shareholder seeks to sell to the non-Related Person, the Trustee shall release such Multiple Voting Shares that the remaining Principal Shareholders have elected not to purchase to the non-Related Person; provided, however, that such Multiple Voting Shares are first converted to Subordinate Voting Shares which Subordinate Voting Shares may then be delivered by the Trustee.

                               Page 43 of 48 Pages

     Notwithstanding the foregoing sentence, (i) the consent of the Integrated Brands Principal Shareholders shall not be required with respect to the disposition of Voting Securities by the Yogen Fruz Principal Shareholders to a non-Related Person if, after giving effect to such disposition, the Yogen Fruz Principal Shareholders will own, in the aggregate, more than 3,733,332 Voting Securities and (ii) the consent of the Yogen Fruz Principal Shareholders shall not be required with respect to the disposition of Voting Securities by the Integrated Brands Principal Shareholders to a non-Related Person if, after giving effect to such disposition, the Integrated Brands Principal Shareholders will own, in the aggregate, more than 1,800,000 Voting Securities (including Convertible Securities) Nonetheless, the remaining Principal Shareholders shall maintain their right of first refusal set forth in the Board Representation Agreement with respect to the dispositions described in the foregoing sentence and provided that if the Multiple Voting Shares are sold to a non-Related Person, such shares shall first be converted to Subordinate Voting Shares which Subordinate Voting Shares may then be delivered by the Trustee.

     (c) Enforcement Provisions. Upon receipt by the Trustee of a Breach Notice (as defined in the Board Representation Agreement), the Trustee shall transmit a copy of the Breach Notice to the breaching group of Principal Shareholders. In the event that the breaching group of Principal Shareholders does not contest the Breach Notice within five (5) Business Days, then the Trustee shall sell the Voting Securities identified in the Breach Notice in accordance with the teens of the Board Representation Agreement and in accordance with applicable securities laws. In the event the breaching group of Principal Shareholders disputes the Breach Notice, the Trustee shall continue to hold the shares identified in the Breach Notice until the Trustee receives a joint written instruction from each group of Principal Shareholders or until it receives an order from a court of competent jurisdiction specifying the manner of disposition of such shares.

     10. In the event of any dispute or conflict between the Integrated Brands Principal Shareholders and the Yogen Fruz Principal Shareholders as to the release and transfer of the Escrowed Shares to either a Related or non-Related Person; such dispute or conflict shall be determined as set forth in the Board Representation Agreement. During the pendency of any dispute and until final adjudication of such dispute, the Trustee shall retain such disputed shares in its Trust Account.

     11. If and whenever the Trustee has reasonable cause to believe that the Principal Shareholders or the Company may have breached, or may intend to breach, any provision of sections 3 through 8, the Trustee shall make reasonable enquiry to determine whether such a breach has occurred or is intended, and if the Trustee thereupon determines that such is the case the Trustee shall forthwith deliver to the Company a certificate stating that the Trustee has made such determination. The Trustee shall thereupon be entitled to take and, subject to Section 13, shall take such action as the Trustee considers necessary to enforce its rights under this Agreement on behalf of the holders of the Subordinate Voting Shares.

     12. Subject to Section 13, if and whenever holders of not less than 10% of the then outstanding Subordinate Voting Shares determine that the Principal Shareholders or the Company has breached, or intends to breach, any provision of sections 3 through 8, such holders may require the Trustee to take any action set out in this Agreement in connection therewith by delivering to the Trustee a requisition in writing signed in one or more counterparts by such holders and setting forth the action to be taken by the Trustee, and upon receipt by the Trustee of such a requisition the Trustee shall forthwith take

                               Page 44 of 48 Pages
such action set out in this Agreement as is specified in the requisition and any other action that the Trustee considers necessary to enforce its rights under this Agreement on behalf of the holders of the Subordinate Voting Shares

     13. The obligation of the Trustee to take any action on behalf of the holders of the Subordinate Voting Shares shall be conditional upon the Trustee receiving from the Company or from one or more holders of Subordinate Voting Shares such funds and indemnity as the Trustee may reasonably require in respect of any costs or expenses which it may occur in connection with any such action. The Company shall provide such funds and indemnity to the Trustee if the Trustee has delivered to the Company the certificate referred to in Section 11.

     14. No holder of Subordinate Voting Shares shall have the right, other than through the Trustee, to institute any action or proceeding or to exercise any other remedy for the purpose of enforcing any rights arising from this Agreement unless holders of Subordinate Voting Shares shall have requested in the manner specified in Section 12 that the Trustee act; and shall have provided reasonable funds and indemnity to the Trustee and the Trustee shall have failed to so act within 30 days after the provision of such funds and indemnity. In such case any holder o Subordinate Voting Shares acting on behalf of such holder and all other holders of Subordinate Voting Shares shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken.

     15. The Company shall do all things necessary to facilitate the due performance of this Agreement including the fulfilment by the Principal Shareholders of their obligations hereunder.

     16. The Trustee may resign and be discharged from all further duties and liabilities hereunder, subject to this Section 16, after giving 30 days' written notice to the Company or such shorter notice as the Company may accept as sufficient. In the event that the office of trustee becomes vacant, the Company shall forthwith appoint a new trustee which shall be a corporation authorized to carry on business of a trust company in Ontario; failing such appointment, the Principal Shareholders, the Trustee or any holder of Subordinate Voting Shares may apply to a judge of the Ontario Court of Justice (General Division) for the appointment of a new trustee. Upon any new appointment the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the trustee, but there shall be immediately executed, at the expense of the Company, all such instruments and may be, in the opinion of counsel to the Company, necessary or desirable to assure such vesting. Any resignation of the Trustee shall not become effective until the successor party shall have executed an appropriate instrument accepting the appointment as the new Trustee.

     17. The Trustee shall incur no liability in respect of any permitted action taken or suffered by it in reliance upon any notice, direction, instruction, consent, statement or other paper or document believed by it to be genuine and duly authorized nor for anything except its own wilful misconduct or gross negligence. The Trustee shall not be responsible for the validity or sufficiency of this Trust Agreement. The Trustee shall be under no duty to inquire into or investigate the validity, accuracy or content of this Agreement. The Trustee shall have no duty to solicit any payments which may be due it hereunder. In all questions arising under this Trust Agreement, and in the administration thereof, the Trustee may rely on the advice of counsel and may execute any of its powers and perform its duties hereunder directly or through agents or attorneys and may consult with counsel, accountants and

                               Page 45 of 48 Pages
other skilled persons to be selected and retained by it. The Trustee shall not be liable for anything done, omitted or suffered in good faith by it in accordance with the advice or opinion of such counsel, accountants or other skilled persons. The Trustee shall not be required to take any action hereunder involving any expense unless the payment of such expense shall be made or provided for in a manner satisfactory to it. The Trustee shall have no responsibility for the performance or interpretation of the Board Representation Agreement. The Company, the Integrated Brands Principal Shareholders and the Yogen Fruz Principal Shareholders, in equal proportions, agree to hold harmless and indemnify the Trustee from and against any liability, damage, claim, cause of action or costs or expenses of any kind, including reasonable fees incurred to employ outside counsel or attorneys at their regular billing rates, as to any person, Integrated Brands Principal Shareholders or Yogen Fruz Principal Shareholders, arising out of or in connection with the Trustee's actions performed in accordance with this Trust Agreement, except the Trustee's own wilful misconduct or gross negligence. Without limiting the generality of the foregoing, each party hereto warrants its authority in executing this Trust Agreement. Anything in this Agreement to the contrary notwithstanding, in no event shall the Trustee be liable for a special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

     18. The Company shall pay the reasonable fees and expenses of the Trustee in connection with the performance of the Trustee's obligations hereunder, including the reasonable fees and disbursements of counsel, but this Section 18 shall not require the Company to pay any fees or expenses in connection with any action taken by the Trustee pursuant to Section 12 if the Trustee has not delivered to the Company the certificate referred to in Section 11 in respect of such action.

     19. The Trustee hereby accepts the appointment as trustee for the holders from time to time of the Subordinate Voting Shares upon the terms and conditions herein set forth.

     20. This Agreement shall not be amended, and no provision thereof shall be waived, except with the approval of the parties hereto and at least two-thirds of the votes cast by the holders of Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment or waiver.

     21. The duties and responsibilities of the Trustee hereunder shall be determined solely by the express provisions of this Agreement and no other or further duties or responsibilities shall be implied. The Trustee shall not have any liability under, nor duty to inquire into the terms and provisions of any agreement or instructions, other than outlined in this Agreement.

     22. Neither this Agreement nor any right or interest hereunder may be assigned in whole or in part by any party without the prior written consent of the other parties.

     23. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     24. In the event that the Trustee shall be uncertain as to its duties or rights hereunder or shall receive instructions, claims or demands from any

                               Page 46 of 48 Pages
party hereto which, in its opinion, conflict with any of the provisions of this Agreement, it shall be entitled to refrain from taking any action and its sole obligation shall be to keep safely all property held in escrow until it shall be directed otherwise in writing by all of the other parties hereto or by a final order or judgment of a court of competent jurisdiction.

     25. Any notice or other communication made pursuant to or in connection with this Agreement shall be sufficiently given if it is in writing and delivered or sent by registered mail, or by facsimile or other form of recorded communication with return receipt requested:

     if to any of the Yogen Fruz
     Principal Shareholders:           Mr. Michael Serruya
                                       c/o Yogen Fruz World-Wide Inc.
                                       8300 Woodbine Avenue
                                       Markham, Ontario
                                       L3R 9Y7
                                       Facsimile: (905) 479-3275

     if to any of the Integrated
     Brands Principal Shareholders:    Richard E. Smith
                                       c/o Integrated Brands
                                       4175 Veterans Highway
                                       Ronkonkoma, New York 11779
                                       Facsimile: (516) 283-0593

     if to the Company:                Yogen Fruz World-Wide Inc.
                                       8300 Woodbine Avenue
                                       Markham, Ontario
                                       L3R 9Y7
                                       Facsimile: (905) 479-3275
                                       Attention: Michael Serruya, President

     if to the Trustee:                The Chase Manhattan Bank
                                       Corporate Trust Group
                                       450 West 33rd St
                                       New York, New York 10002
                                       Facsimile: (212) 946-8156
                                       Attention: Escrow Administration,
                                       15th Floor

or to such other address as the party to whom such notice or communication is to be given shall have last designated to the party given the same in the manner specified in this Section.

     26. Any such notice or communication shall be deemed to have been given and received on the day it is so delivered or sent.

                               Page 47 of 48 Pages

     WITNESS WHEREOF, the parties have duly executed this Trust Agreement as of the date first above written.


                                        /s/ Richard E. Smith
                                        ---------------------------------------
                                        Richard E. Smith

                                        /s/ David Smith
                                        ---------------------------------------
                                        David Smith

                                        /s/ David Stein
                                        ---------------------------------------
                                        David Stein

                                        /s/ Michael Serruya
                                        ---------------------------------------
                                        Michael Serruya

                                        /s/ Aaron Serruya
                                        ---------------------------------------
                                        Aaron Serruya


                                        1082272 ONTARIO INC.

                                        By: /s/ Michael Serruya
                                            -----------------------------------
                                        Name:  Michael Serruya
                                        Title: President


                                        THE SERRUYA FAMILY TRUST

                                        By: /s/ Sam Serruya
                                            -----------------------------------
                                        Name: Sam Serruya

                                        By: /s/ Steve Troster
                                            -----------------------------------
                                        Name: Steve Troster


                                        YOGEN FRUZ WORLD-WIDE
                                        INCORPORATED

                                        By: /s/ Michael Serruya
                                            -----------------------------------
                                        Name:   Michael Serruya
                                        Title:  President

                                        THE CHASE MANHATTAN BANK


                                        By: /s/ John Sciacchitano
                                            -----------------------------------
                                        Name:   John Sciacchitano
                                        Title:  Vice President



                               Page 48 of 48 Pages